SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Sourcecorp. Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

836167106

(CUSIP Number)

April 25, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above persons Sowood Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 794,167[1] shares
6. Shared Voting Power —
7. Sole Dispositive Power 794,167 shares
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 794,167 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.07%
12.	Type of Reporting Person IA

[1]	As of 4/25/05, Sowood beneficially owned 784,847 shares of Sourcecorp. Inc. Common Stock. As of 8/9/05, Sowood beneficially owns 794,167 shares of Sourcecorp. Inc. Common Stock.

Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Sourcecorp. Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

3232 McKinney Avenue

Suite 1000

Dallas, TX 75204

Item 2(a)	Name of Person Filing:

Sowood Capital Management LP

2(b)	Address of Principal Business Office or, if none, Residence:

500 Boylston Street, 17th Floor

Boston, MA 02116

2(c)	Citizenship:

Delaware

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

836167106

Item 3	Not applicable; the reporting person is filing pursuant to Rule 13d-1(c).

Item 4	Ownership:

4(a)	Amount beneficially owned:

794,167 shares

4(b)	Percent of Class:

5.07%

4(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

794,167 shares

(ii) shared power to vote or to direct the vote:

——

(iii) sole power to dispose or to direct the disposition of:

794,167 shares

Page 3 of 5 Pages

(iv) shared power to dispose or to direct the disposition of:

——

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Beneficial ownership of the securities held by Sowood Alpha Fund Ltd., a company with limited liability incorporated in the Cayman Islands, and Sowood Alpha Fund LP, a limited partnership formed under Delaware law, has been granted to Sowood Capital Management LP, a limited partnership formed under Delaware law, pursuant to investment management agreements between Sowood Capital Management LP and each of Sowood Alpha Fund Ltd. and Sowood Alpha Fund LP. The shareholders of Sowood Alpha Fund Ltd. and the limited partners in Sowood Alpha Fund LP may receive distributions of amounts including dividends from, or the proceeds from the sale of, the securities.

Of the shares of Common Stock reported herein, 685,210 are held for the benefit of Sowood Alpha Fund Ltd. and 108,957 are held for the benefit of Sowood Alpha Fund LP. (Of the shares of Common Stock beneficially owned as of April 25, 2005, 677,173 were held for the benefit of Sowood Alpha Fund Ltd. and 107,674 were held for the benefit of Sowood Alpha Fund LP.) The general partner of Sowood Alpha Fund LP is Sowood Associates LP, a limited partnership formed under Delaware law.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SOWOOD CAPITAL MANAGEMENT LP By: Sowood Capital Management LLC, its general partner

By:	/S/ MEGAN KELLEHER
Name: Megan Kelleher Title: Authorized Signatory

August 11, 2005

Page 5 of 5 Pages